Exhibit 99.48

For dissemination in Canada and over Canadian news services only

Press Release

For Immediate Release

ARCF I Completes Distribution in Kind of Largo Shares

Toronto, Ontario — December 17, 2020 — Arias Resource Capital Fund L.P. (“ARCF I”) announced that it made a distribution in kind of an aggregate of 24,065,457 common shares (“Common Shares”) of Largo Resources Ltd. (“Largo”) from ARCF I to its underlying limited partners (the “Distribution in Kind”). These Common Shares include 10,488,564 Common Shares received on the cashless exercise of 13,156,707 Common Share purchase warrants (“Warrants”). The Common Shares distributed pursuant to the Distribution in Kind are subject to a hold period of four months and one day.

J. Alberto Arias, Director of Arias Resource Capital GP Ltd, the General Partner to ARCF I, said “We are very proud to have been able to distribute our ARCF I shares in Largo to its limited partners. Our fund investment was instrumental in the transformation of Largo from a small capitalization, pre-development project to one of the world’s most competitive vanadium companies, which is entering into the energy storage industry for cleantech renewable energy applications, as Largo evolves beyond the mining sector.”

Following the Distribution in Kind to its underlying limited partners, ARCF I no longer holds any Largo securities. Arias Resource Capital Fund II L.P. (“ARCF II”) and Arias Resource Capital Fund II (Mexico) L.P. (“ARCF II Mexico”, and together with ARCF II, the “ARCF II Funds”), own, in the aggregate, 233,300,763 Common Shares and 59,508,355 Warrants. J. Alberto Arias has been granted for service on the Largo Board of Directors a total of 440,000 vested options to acquire Common Shares (“Options”) and holds 98,000 Common Shares. Giving effect to the Distribution in Kind and assuming the exercise in full of the Warrants by the ARCF II Funds and the vested Options by J. Alberto Arias, the Common Shares held by the ARCF II Funds and J. Alberto Arias, collectively, would represent approximately 47.00% of the total outstanding Common Shares of Largo, on a partially diluted basis, representing a decrease of approximately 3.86%, as summarized below:

	Common Shares issuable on exercise or conversion
	Common Shares Owned	Warrant Shares	Option Shares	Partially Diluted Total	% Change in Ownership (1)
J. Alberto Arias	98,000(0.02)%	—	440,000	538,000(0.09)%	(0.00)%
ARCF I	—	—	—	—	(3.86)%
ARCF II	220,681,896(39.13)%	56,313,298	—	276,995,194(44.40)%	(0.00)%
ARCF II (Mexico)	12,520,867(2.22)%	3,195,057	—	15,715,924(2.52)%	(0.00)%
TOTAL:	233,300,763(41.37)%	59,508,355	440,000	293,249,118(47.00)%	(3.86)%

(1)                                 Represents change in ownership as a result of the Distribution in Kind on a partially diluted basis

The ARCF I and ARCF II Funds (the “ARC Funds”) are managed by Arias Resource Capital Management LP (the “Manager”). The respective general partner of each of the ARC Funds retains the power to make investment and voting decisions in respect of the Largo securities beneficially owned by the ARC Funds. J. Alberto Arias is the sole director of each of the general partners of the ARC Funds and indirectly controls the Manager. As such, Mr. Arias may be deemed to share voting and dispositive power with respect to the Largo securities beneficially owned by the ARC II Funds, but he disclaims any beneficial ownership of any such securities, except to the extent of his pecuniary interest therein.

ARCF I made the Distribution in Kind in accordance with its confidential fund documents. The ARCF II Funds may, from time to time, acquire additional securities of Largo and/or dispose of such securities as they may deem appropriate. The ARCF II Funds currently have no other immediate plans or intentions to acquire or dispose of securities of Largo, but depending on market conditions, general economic and industry conditions, trading prices of securities of Largo, Largo’s business, financial condition and prospects and/or other relevant factors, the ARCF II Funds may develop such plans or intentions in the future.

This news release has been disseminated in accordance with the early warning requirements of Canadian provincial securities laws.

For further information, please contact: J. Alberto Arias, Director, phone: (212) 266-8600 e-mail: info@arc-fund.com.

The dissemination of this release in the United States or to any United States news service may constitute a violation of U.S. securities laws.